Exhibit 99.1

News Release #08/2012
2012-02-27

Baja Mining Provides Initial Response to Dissident Circular

• Responds to Misleading Statements From Mount Kellett Regarding Catalyst Copper •

Vancouver, February 27, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today advised shareholders that it is reviewing a dissident circular issued late last week by Mount Kellett Capital Management LP and will provide a complete response in due course.

However, in response to the dissident’s misleading comments regarding Catalyst Copper Corp., Baja provides the following interim statement:

Baja has no intention of investing in Catalyst

Baja’s top priority and primary focus is bringing the Boleo mine into full production. While Baja’s management has considered investing in Catalyst, Baja has no current intention of doing so. If Baja’s intention regarding Catalyst were to change it would only be because the disinterested members of the Board believed such an investment was in the best interests of Baja.

Baja’s management is responsible for identifying and considering attractive strategic opportunities to grow Baja’s business over the long term, including after the completion of the Boleo project. As a result, from time to time Baja has explored strategic investment opportunities and may do so in the future. This is a normal course of business for a growing development-stage company such as Baja.

Baja’s Board is fully qualified and capable of making such strategic decisions, notwithstanding Mount Kellett’s contrary suggestions. However, in the interest of allaying any possible concerns, Baja commits that if John Greenslade is CEO of both companies Baja will seek the approval of disinterested shareholders prior to making any investment in Catalyst.

Mount Kellett was misleading on the Catalyst financing

Mount Kellett was misleading in its circular by omitting reference to Catalyst’s public disclosure about its financing. Catalyst’s disclosure stated that the financing totalled $3.5 million and had been completed. To be clear, this disclosure was made on February 3, 2012, three weeks before Mount Kellett issued its circular.

Rather than cite the facts, Mount Kellett chose to publish false, anonymously-sourced conjecture that the investment was still under consideration and entailed “the $38 million spare cash” available to Baja. Mount Kellett was reckless, especially in the middle of a proxy contest, to publish such conjecture.

Had Mount Kellett only asked, Baja would have responded that the investment under consideration was never more than $5.5 million, and that Baja’s management decided not to proceed because the investment would not be timely with respect to the current stage of the Boleo project. Shareholders should wonder why Mount Kellett made no attempt to cite facts in the public domain, and made no attempt to verify conjecture.

Mount Kellett never previously raised concerns about Catalyst

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Mr. Greenslade many months ago discussed with Mount Kellett his dual role as CEO of both Baja and Catalyst. Mount Kellett never raised a concern while it:

  Used stealth to accumulate 19.9% of Baja’s shares last year;

  Twice attempted to secure an exemption to the Shareholder Rights Plan in May 2011 so it could increase its Baja holding to a control position of more than 30%; and

  Participated in dozens of meetings, calls or emails with Baja over approximately 18 months prior to the publication of the dissident circular.

Neither did Mount Kellett raise Catalyst as an issue in public disclosure prior to the dissident circular. Catalyst never came up in any of the four lengthy dissident news releases that Mount Kellett issued over two months, starting with its meeting requisition disclosure on December 16, 2011.

A new smokescreen for Mount Kellett’s hidden agenda

And yet, Mount Kellett suddenly professes to be “particularly concerned” about Catalyst. Shareholders should wonder why Mount Kellett has chosen to raise it now, and with false, anonymously-sourced conjecture.

The only credible answer is that Mount Kellett is still trying to obscure its hidden agenda—obtaining control of Baja without paying a premium. In Catalyst, Mount Kellett believes it has found a new smokescreen to replace earlier smokescreens that Baja has blown away.

Shareholders should be wary, especially since Mount Kellett continues to reference its proposed “standstill” offer in January. Mount Kellett falsely implies that the standstill would protect Baja shareholders. Mount Kellett still has not explained that the standstill was highly perishable, and allowed Mount Kellett to launch a takeover bid for Baja just 15 days after Mount Kellett’s employee Stephen Lehner resigned from Baja’s Board.

In light of Mount Kellett’s consistent attempts to mislead and omit relevant information, shareholders should be sceptical about anything Mount Kellett says. Baja will provide further comment on Mount Kellett’s circular, including its silence on key issues regarding Mount Kellett’s hidden agenda, in due course.

Baja urges shareholders to vote only the GOLD proxy AGAINST Mount Kellett’s director removal resolution, and AGAINST Mount Kellett’s Board expansion resolution. Baja urges shareholders to vote WITHHOLD for the two Mount Kellett nominees to the Board, Stephen Lehner (an employee of Mount Kellett) and Lorie Waisberg. Shareholders should discard any blue proxy they may receive and should vote only their GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

About Baja

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Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

Laurel Hill Advisory Group
Toll-free 1-877-304-0211
Collect: 416-304-0211
assistance@laurelhill.com

Media:

Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006
jshaffer@longviewcomms.ca

Forward-Looking Statements

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This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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